RICHEMONT

PLEASE REPLY TO:
V & R MANAGEMENT SERVICES AG
HINTERBERGSTRASSE 22, 6330 CHAM
SWITZERLAND TEL: +41 41 727 2355


05007846

Via airmail



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

22 April 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing the appointment of Mr Stanislas de Quercize as President and CEO of Van Cleef & Arpels. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stufl
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

19 APRIL 2005

NEW CEO APPOINTED AT VAN CLEEF & ARPELS

Richemont, the Swiss luxury goods group, announces that Mr Stanislas de Quercize has been appointed as President and Chief Executive Officer of Van Cleef & Arpels. He will assume his new role in September 2005.

Mr de Quercize joined Richemont in 1990 and has a broad experience of the luxury goods market, having worked in the Group's Cartier, Montblanc and Alfred Dunhill subsidiaries. Since 2002, he has been President and CEO of Cartier North America.

Mr Michel Patout, acting CEO of Van Cleef & Arpels, will fulfil that position until Mr de Quercize takes up his duties in September 2005 and will continue in his role as Chief Financial Officer of the Maison thereafter.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.3 per cent interest in British American Tobacco.

Further enquiries: Mr Alan Grieve
Director of Corporate Communications
Compagnie Financière Richemont SA

Tel. +41 22 715 3736

Analysts' inquiries : Ms Sophie Cagnard-Fabrici
Head of Investor Relations

Tel. +33 1 5818 2597


SEC MAIL PROCESSING
RECEIVED
MAY 03 2005
WASH. D.C. 202 SECTION

RICHEMONT

PLEASE REPLY TO:
·' & R MANAGEMENT SERVICES AG
·NTERBERGSTRASSE 22, 6330 CHAM
·ITZERLAND TEL: +41 41 727 2355

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

22 April 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 21 April 2005. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Self
Alan Grieve


PROCESSING
2005
SECTION

Enclosures

cc: Mr Richard L Muglia

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 19 février 2004:

Période concernée:	**du 8 avril 2005 au 21 avril 2005**
Nombre de "A" units achetées:	**0**
Nombre de "A" units vendues:	**0**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5'000'000**
Position nette en "A" units au 21 avril 2005:	**23'968'608**

Le programme de rachat courant porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient une option d'achat qui lui permet d'acquérir, si elle est levée, jusqu'à 4 millions d'units "A". Cette option peut être levée à partir du 10 juin 2007 jusqu'au 10 juin 2011.

Date: **le 22 avril 2005**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve / Jenny McLennan
Téléphone: 041 727 23 55


PROCESSING
MAY 0 3 2005
SECTION

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode:	**8. April 2005 bis 21. April 2005**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**0**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004):	**5'000'000**
Nettobestand an eigenen "A" Units per 21. April 2005:	**23'968'608**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt eine Kaufoption die es ihr erlaubt, bis zu 4 Millionen "A" Units zu kaufen. Diese Option kann zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden.



Datum: **22. April 2005**

Gesellschaft: Compagnie Financière Richemont SA
Person: Alan Grieve / Jenny McLennan
Telefon: 041 727 23 55